Kline Law Group, PC

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

May 16, 2018

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attn: Mr. William H. Thompson

Re:	Premier Holding Corporation Form 10-K for the Fiscal Year Ended December 31, 2016 Response dated February 28, 2018 File No. 0-53824

Dear Mr. Thompson:

On behalf of Premier Holding Corporation (the “Company”) and in response to the comments set forth in your letter dated March 13, 2018, we are writing to address the information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Comment 1:	We read your response to in comment 1, bullet point 1. You state you did not consider disclosure of the Rescom Energy agreement material until all factors were in place, or reasonably foreseeable. Please tell us the value of the contracts (the amount) acquired from Rescom Energy included in your discounted cash flow analysis as of June 30, 2017 when estimating the fair value of the reporting unit. Reference is made to your January 23, 2018 response, page B-6. Please tell us your basis for including Rescom in your discounted cash flow analysis despite your belief that it was not reasonably foreseeable and not worthy of disclosure. In addition, please tell us when Rescom is expected to complete the funding efforts.

Response 1:	The value of contracts acquired from Rescom Energy was zero, and we did not include the value of any acquired contracts from Rescom Energy in the discounted cash flows. We did include the value of existing TPC contracts that would be pushed through Rescom Energy; this was based an estimate and was included into the revenue on the discounted cash flows in an amount of $400,000 out of a total of $3,440,756 for 2017. That amount was based on an estimation and was less than 12% of the total revenue projection and not considered a significant amount. It was also considered a valid assessment based on the expectations of Rescom Energy at that time. In the subsequent quarter ended September 30, 2017, management was not able to support the expectation of Rescom Energy being adequately funded and, based on that, chose to impair goodwill by $2,085,000. However, given the subsequent uncertainty of funding for Rescom Energy at the time and based on our current expectation that no funding will be completed, we will be amending the filing to disclose more fully that uncertainty.

Comment 2:	We note your response to in comment 1 bullet point 6 with regards to your expectations for AIC. You continue to disclose in your Form 10-Q for the period ended September 30, 2017 that AIC is expected to begin supplying power immediately after final notifications and filings with regulatory agencies are complete; yet, eight months have passed since obtaining FERC approval and AIC has not supplied power to any customers. We are reissuing a portion of our comment. Please tell us your consideration of disclosing that AIC’s supply of power to your customers is dependent on your ability to find the proper funding to capitalize AIC or find a strategic partner that you can work with to become your own supplier of which AIC has not obtained as you state in your response. Further, please tell us and disclose when you reasonably expect funding to be obtained, the source of funding, and the amount of funding needed.

United States Securities and Exchange Commission

Division of Corporation Finance

May 16, 2018

Response to First Part of Comment 2:

As previously indicated, a supplier’s ability (in our case AIC) to provide power depends on its ability to find the proper funding to capitalize the purchasing of that power, either through obtaining that funding directly or obtaining it through a strategic partner who has such funding. At the time, while management considered that funding was highly speculative, it considered it still plausible. As of the date of the filing of the Form 10-Q for the period ended September 30, 2017, the Company believed that the funding was still possible. While the company believed, it was proper to include it, the risk associated with it could have been disclosed more fully. Considering that, we will amend the filing to amend that disclosure to indicate more fully the highly speculative nature of financing for AIC.

In this regard, please also tell us what consideration was given to disclosing within Management’s Discussion and Analysis of Financial Condition and Results of Operations a description of the key assumptions used and how the key assumptions were determined for your goodwill impairment test, a discussion of the degree of uncertainty associated with the key assumptions (the discussion regarding uncertainty should provide specifics to the extent possible); and, a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. See Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

Response to Second Part of Comment 2:

We did not include the key assumptions adequately enough under Item 303(a)(3)(ii) of Regulation S-K. We will amend the filing to include that added disclosure of those assumptions.

If you have further questions or comments, please feel free to contact us. We are working diligently to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

/s/ Scott C. Kline
Scott C. Kline

cc: Premier Holding Corporation